July 30, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Russell Mancuso, Branch Chief
Sally Brammell
Kristin Lochhead
Gary Todd

Re:          Control 4 Corporation

Registration Statement on Form S-1 (File No. 333-189736)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, please be advised that between July 22, 2013 and the date hereof 1,788 copies of the Preliminary Prospectus dated July 19, 2013 were distributed to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, August 1, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

RAYMOND JAMES & ASSOCIATES, INC.

For themselves and as Representatives of the other Underwriters named in Schedule A to the Underwriting Agreement.

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

By: RAYMOND JAMES & ASSOCIATES, INC.

By	/s/ Geoffrey M. Tobin
Name: Geoffrey M. Tobin
Title: Managing Director

Signature Page to Acceleration Request